Exhibit 99.1

Vicinity Motor Corp. Announces Groundbreaking Ceremony of New Buy America Assembly Facility in Washington

Ceremony to be Attended by Washington State Governor Jay Inslee and Roman Cornell, President of ABC Companies, Vicinity’s U.S. Distribution Partner

Washington State Assembly Facility Slated to Open in 1H 2022

VANCOUVER, BC / July 7, 2021 / Vicinity Motor Corp. (TSXV:VMC)(NASDAQ:VEV)(FSE:6LG) (“Vicinity Motor,” “VMC” or the “Company”) (formerly Grande West Transportation Group Inc.), a leading supplier of electric, CNG, gas and clean diesel vehicles, will host a groundbreaking ceremony to mark the start of construction on the Company’s new “Buy America compliant” vehicle assembly facility in Ferndale, Washington on Friday, July 9, 2021.

The new facility will be the Company’s first U.S. assembly plant for Vicinity Motor Corp.’s growing line of electric, CNG, gas and clean diesel vehicles. The property is located near the Company’s Aldergrove, British Columbia, Canada Headquarters with easy access to port, rail and truck shipping and receiving facilities. Operations at the facility will include Buy America compliant assembly, pre-delivery inspections, research and development, as well as general technical work and servicing. The facility is expected to begin operation in the first half of 2022.

William Trainer, Founder and Chief Executive Officer of Vicinity Motor Corp., will lead the groundbreaking event. He will be joined by employees, state and local government officials including Washington State Governor Jay Inslee, and Roman Cornell, President ABC Companies, Vicinity’s U.S. distribution partner.

The ceremony will begin at 11:00 AM Pacific Time at 5354 Pacific Fern Dr, Ferndale, WA 98248, USA.

“We would like to extend an open invitation to customers and individuals interested in Vicinity and the future of sustainable public transit to join us at this ceremony,” said Trainer. “The day will mark the commencement of construction on our new U.S. assembly plant which will grow our production for Buy America compliant production for our Vicinity™ line of buses. We will also be making this the new home to support our newly announced industrial electric truck line starting with the VMC 1200. We have designed the facility with flexibility and expansion in mind to deliver up to 1000 vehicles a year.

“Support from the State of Washington and the local community has been instrumental to this launch, and we are honored to be celebrating the occasion with the Governor of Washington, Jay Inslee. With their support, we are privileged to expand our workforce in the United States by adding an expected 30 new jobs to start with, and the ability to increase personnel as demand grows.

“In conjunction with our uplisting to the Nasdaq today, this ceremony will mark two key milestones for our company and shareholders, and we look forward to celebrating the future of VMC with all in attendance,” Trainer concluded.

Roman Cornell, President ABC Companies, added, “As Vicinity’s U.S. distributor and close partner, we are excited to attend the ceremony, and to offer the exceptional Vicinity product line to our customers throughout the United States. Infrastructure, transportation and clean energy have never been more important, and the vehicles rolling off this production line and into the fleets of ABC Companies’ valued customers will play a key role in shaping the future of public transit.”

About Vicinity Motor Corp.

Vicinity Motor Corp. (TSXV:VMC)(NASDAQ:VEV)(FRA:6LG) is a leading supplier of electric, CNG, gas and clean-diesel vehicles for both public and commercial enterprise use in the U.S and Canada. The Company’s flagship line of Vicinity™ buses, which maintain a dominant market share in Canada, are produced by the Company’s world-class manufacturing partners or at the Company’s Buy America Act compliant assembly facility in Washington state. The Company’s innovative Vicinity Lightning™ EV bus, enabled through a strategic supply agreement with BMW batteries and components, seeks to lead the global transition to more sustainable transit vehicles in the private and public markets. For more information, please visit https://vicinitymotorcorp.com.

Company Contact:
John LaGourgue
VP Corporate Development
604-288-8043
IR@grandewest.com

Investor Relations Contact:
Lucas Zimmerman or Mark Schwalenberg, CFA
MZ Group - MZ North America
949-259-4987
VMC@mzgroup.us
www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding anticipated benefits of listing on the Nasdaq, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward looking statements in this news release include, but are not limited to listing of the Company’s common shares on the Nasdaq.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the listing of the Company’s common shares on the Nasdaq; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.